UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                           Maverick Oil and Gas, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    57774W103
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                 Moshe J Anahory
                              57/63 Line Wall Road
                                  P.O. Box 199
                                    GIBRALTAR
                                   (350) 79000
--------------------------------------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 3, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------------------

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                    1 of 13

--------------------------------------------------------------------------------
  CUSIP No. 57774W103              13D                    Page 2 of 13 Pages
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Line Trust Corporation Limited
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |X|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     GIBRALTAR
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             31,734,500 (See Item 5)
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     0
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     31,734,500 (See Item 5)
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     31,734,500 (includes 10,000,000 shares issuable upon exercise of warrants)
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     29.8%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
-------------------------------------------------------------------------------


                                    2 of 13

--------------------------------------------------------------------------------
  CUSIP No. 57774W103              13D                    Page 3 of 13 Pages
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     The Aktiva Diversified Trust
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |X|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     GIBRALTAR
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             27,000,000
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     0
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     27,000,000
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     27,000,000 (includes 9,000,000 shares issuable upon exercise of warrants)
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     25.4%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    OO
-------------------------------------------------------------------------------


                                    3 of 13

--------------------------------------------------------------------------------
  CUSIP No. 57774W103              13D                    Page 4 of 13 Pages
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     AltaFin, B.V.
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |X|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     NETHERLANDS
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             4,734,500
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     0
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     4,734,500
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     4,734,500 (includes 1,000,000 shares issuable upon exercise of warrants)
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     4.9%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
-------------------------------------------------------------------------------


                                    4 of 13

      This Schedule 13D is being filed on behalf of Line Trust Corporation Limited ("Line Trust"), The Aktiva Diversified Trust (the "Aktiva Trust") and AltaFin, B.V. ("AltaFin") (each such person referred to individually as a "Reporting Person" and together as the "Reporting Persons").

      The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement to file jointly is attached hereto as Exhibit A.

Item 1. Security and Issuer

      This statement on Schedule 13D relates to shares of Common Stock, $0.001 par value (the "Common Stock"), of Maverick Oil and Gas, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1314 East Las Olas Boulevard, Suite 803, Fort Lauderdale, Florida 33301.

Item 2. Identity and Background

      (a) This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons are deemed to be a group within the meaning of Rule 13d-5. Line Trust is the independent sole trustee of the Aktiva Trust. Line Trust is the independent sole trustee of a trust that indirectly holds all of the shares of stock of AltaFin and of a trust that directly or indirectly holds all of the shares of AltaFin's corporate managing director. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, Line Trust, the Aktiva Trust and AltaFin may be deemed to share beneficial ownership of the shares of Common Stock held by Aktiva Trust and AltaFin, although Line Trust disclaims beneficial ownership of such securities except to the extent of any indirect pecuniary interest therein.

      (b)-(c) The executive officers and directors of Line Trust, the Aktiva Trust and AltaFin, and their respective business addresses, principal occupations, and citizenship, are set forth on Schedule 1 hereto.

      The principal business address for Line Trust is 57/63 Line Wall Road, P.O. Box 199, Gibraltar. Line Trust is a Gibraltar limited company engaged in trust services and investments.

      The principal business address for The Aktiva Diversified Trust is 57/63 Line Wall Road, P.O. Box 199, Gibraltar. The Aktiva Trust was organized under the laws of Gibraltar. The principal business of the trust is to make investments.

      The principal business address for AltaFin, B.V. is Pareraweg 45, P.O. Box 4914, Curacao, Netherlands Antilles. AltaFin is a Netherlands company engaged in investment activities.

      (d)-(e) During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the executive officers or directors of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


                                    5 of 13

Item 3. Source and Amount of Funds or Other Consideration

      On August 2, 2004, AltaFin purchased 1,000,000 investment units of the Issuer, consisting of 2,000,000 shares of Common Stock and warrants to purchase an additional 1,000,000 shares of Common Stock, for a purchase price of $2.00 per unit. The total consideration of $2,000,000 was paid from AltaFin's working capital.

      On August 3, 2004, AltaFin purchased an additional 2,000,000 shares at a purchase price of $0.50 per share. The total consideration of $500,000 was paid from AltaFin's working capital.

      On February 1, 2005, the Aktiva Trust purchased 9,000,000 investment units of the Issuer, consisting of 18,000,000 shares of Common Stock and warrants to purchase an additional 9,000,000 shares of Common Stock, for a purchase price of $2.00 per unit. The total consideration of $18,000,000 for the Common Stock and the warrants was paid from the Aktiva Trust's working capital.

Item 4. Purpose of Transaction

      The Reporting Persons acquired the shares of Common Stock for investment purposes. As investors in the Company, the Reporting Persons have engaged, and may continue to engage, in communications with one or more stockholders and/or one or more members of the Issuer's Board of Directors and management regarding the Issuer, its operations and its prospects.

      Line Trust, as sole independent trustee for the Aktiva Trust, plans to offer for resale 2,000,000 shares of Common Stock, pursuant to the Registration Statement on Form SB-2 filed by the Issuer on March 25, 2005.

      In the ordinary course, the Reporting Persons intend to review their investment in the Issuer and, depending upon the price and availability of the securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, the Reporting Persons may decide at any time to increase or decrease the size of their investment in the Issuer. Except as set forth in this statement, none of the Reporting Persons nor, to the best of their knowledge, any person on Schedule I hereto, has any plans or proposals that relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Each of the Reporting Persons reserve the right to change its plans and intentions at any time, as they deem appropriate.


                                    6 of 13

Item 5. Interest in Securities of the Issuer

      (a) As of March 21, 2005, by reason of their respective relationships with each other, each of the Reporting Persons may be deemed under Rule 13d-3 of the Exchange Act to beneficially own 31,734,500 shares of Common Stock, consisting of 21,734,500 shares of Common Stock and warrants to purchase 10,000,000 shares of Common Stock. This is approximately 29.8% of the outstanding Common Stock, which percentage is based on 96,472,565 shares of Common Stock which were outstanding as of March 21, 2005 as reported by the Issuer on Form SB-2 which was filed with the Securities and Exchange Commission on March 25, 2005.

      The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock not held of record by such Reporting Person, except to the extent of their indirect pecuniary interest therein.

      (b) Aktiva Trust has shared voting and dispositive power with respect to 27,000,000 shares of Common Stock (including 9,000,000 shares issuable upon the exercise of warrants). As the independent sole trustee of the Aktiva Trust, Line Trust may be deemed to share the power to vote and to dispose of the shares of Common Stock held by Aktiva Trust. AltaFin has shared voting and dispositive power with respect to 4,734,500 shares of Common Stock (including 1,000,000 shares issuable upon the exercise of warrants). As the independent sole trustee of a trust that directly or indirectly holds the shares of AltaFin and of its corporate managing director, Line Trust Corporation Limited may be deemed to share the power to vote and to dispose of the shares of the Common Stock held by AltaFin.

      (c) AltaFin sold 265,500 shares of Common Stock on March 16, 2005 on the open market for aggregate consideration of $700,565.40, or approximately $2.638 dollars per share.

      (d) No person other than the respective record owner referred to herein holds the right to receive dividends or proceeds from the sale of their respective shares of Common Stock.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except as set forth above in Item 2 and as discussed in this Item 6, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

      The Issuer previously agreed to register for resale 2,000,000 shares of Common Stock held by AltaFin pursuant to a Registration Statement on Form SB-2 which was filed on March 25, 2005.


                                    7 of 13

Item 7. Material to be Filed as Exhibits

         Exhibit 1:        Joint Filing Statement.

         Exhibit 2:        Powers of Attorney.


                                    8 of 13

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:   April 19, 2005

LINE TRUST CORPORATION LIMITED        THE AKTIVA DIVERSIFIED TRUST

                                      By:  Line Trust Corporation Limited,
                                           its Trustee

By: /s/ Moshe J Anahory               By: /s/ Moshe J Anahory
    ---------------------------------     -----------------------------
       Moshe J Anahory                         Moshe J Anahory
       Director                                Director


ALTAFIN, B.V.


By: /s/ Moshe J Anahory
    ----------------------------------
          Moshe J Anahory
          Attorney - In - Fact for
          AltaFin, B.V.


                                    9 of 13

                                   SCHEDULE I

      Set forth below is the name, business address, position and principal occupation, and citizenship of each of the executive officers and directors of Line Trust Corporation Limited, The Aktiva Diversified Trust and AltaFin, B.V.

                         LINE TRUST CORPORATION LIMITED

      The business address of each of the executive officers and directors of Line Trust Corporation Limited is 57/63 Line Wall Road, P.O. Box 199, Gibraltar.


Name                           Position and Present Principal       Citizenship
                               Occupation

Peter Ignatious Montegriffo    Director                             Gibraltar

Raquel Moss                    Director                             Gibraltar

Desmond Roger Reoch            Director                             Gibraltar

Moshe Jaacov Anahory           Director                             Gibraltar

Peter Cecil Montegriffo        Director                             Gibraltar

Gilbert Licudi                 Director                             Gibraltar


                          THE AKTIVA DIVERSIFIED TRUST

      The Aktiva Diversified Trust has a sole trustee (and no officers or directors), which is Line Trust Corporation Limited, whose business address is 57/63 Line Wall Road, P.O. Box 199, Gibraltar.


                                  ALTAFIN, B.V.

      The business address of each of the executive officers and directors of AltaFin, B.V. is Pareraweg 45, P.O. Box 4914, Curacao, Netherlands Antilles.

Name                   Position and Present Principal       Citizenship
                       Occupation

AMICORP Curacao N.V.   Managing Director                    Netherlands Antilles


                                    10 of 13

                                  EXHIBIT INDEX

Exhibit 1.                 Joint Filing Agreement

Exhibit 2.                 Powers of Attorney


                                    11 of 13

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is accurate.

Dated this 19th day of April, 2005.

LINE TRUST CORPORATION LIMITED        THE AKTIVA DIVERSIFIED TRUST

                                      By:  Line Trust Corporation Limited,
                                           its Trustee

By: /s/ Moshe J Anahory               By: /s/ Moshe J Anahory
    ---------------------------------     -----------------------------
       Moshe J Anahory                         Moshe J Anahory
       Director                                Director


ALTAFIN, B.V.


By: /s/ Moshe J Anahory
    ----------------------------------
          Moshe J Anahory
          Attorney - In - Fact for
          AltaFin, B.V.


                                    12 of 13

                                    EXHIBIT 2

                            LIMITED POWER OF ATTORNEY

      Know all men by these presents that AltaFin, B.V. does hereby make, constitute and appoint Moshe J Anahory as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned, to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to its investment in Maverick Oil and Gas, Inc., a Nevada corporation (including any amendments or supplements to any reports, forms or schedules previously filed by such persons or entities): (i) pursuant to Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended (the "Act"), including without limitation, Schedule 13D, Schedule 13G, statements on Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation Form ID.

ALTAFIN, B.V.

          By:  AMICORP Curacao N.V., its Managing Director


By: /s/ Gerlof Bouma
    -----------------------------------
          Mr. Gerlof Bouma
          Managing Director

April 19, 2005



                                    13 of 13